Exhibit 99.1

ROGERS COMMUNICATIONS INC.
333 Bloor St. E., 9th Floor
Toronto, Canada M4W 1G9

February 18, 2011

To:	The Toronto Stock Exchange
Canadian Securities Regulatory Authorities
The Canadian Depository for Securities Ltd.

Rogers Communications Inc. - Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise you of the following dates in connection with the Annual Meeting of Shareholders:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	03/18/2011
Record Date for Voting:	03/18/2011
Beneficial Ownership Determination Date:	03/18/2011
Meeting Date:	04/27/2011
Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING
Securities Entitled to Vote:	CLASS A VOTING
Meeting Location:	Toronto

Yours very truly,

Rogers Communications Inc.

“Graeme H. McPhail”
Graeme H. McPhail Associate General Counsel